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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (CHECK ONE): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                        For Period Ended: March 31, 2002

                       / / Transition Report on Form 10-K
                       / / Transition Report on Form 20-F
                       / / Transition Report on Form 11-K
                       / / Transition Report on Form 10-Q
                       / / Transition Report on Form N-SAR
                        For the Transition Period Ended:


READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  UnitedGlobalCom, Inc.

Former Name, if Applicable:  New UnitedGlobalCom, Inc.

Address of Principal Executive Office (Street and Number): 4643 South Ulster
                                                           Street, Suite 1300

City, State and Zip Code: Denver, Colorado 80237

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Following its merger transaction with UGC Holdings, Inc. ("UGC Holdings") on January 30, 2002, the Company's interest in UGC Holdings consisted of an approximate 99.5% economic interest, a 50.0% voting interest in the election of directors and an approximate 99.5% voting interest in all other matters. On May 14, 2002, certain long-term holders of UGC Holdings transferred to the Company the shares that had entitled them to the other 50.0% voting interest in the election of the directors of UGC Holdings, and received in exchange 600,000 shares of the Company's Class A common stock, par value $0.01 per share. As a result of this exchange, the Company's interest in UGC Holdings consists of a 100% economic interest as well as a 100% voting interest in all matters, including the election of directors.

The Company has discussed the exchange of shares that occurred on May 14, 2002 with the Office of the Chief Accountant of the Securities and Exchange Commission, and has determined that as a result of the exchange the financial position and results of operations of UGC Holdings for the three months ended March 31, 2002 should be consolidated with those of the Company. The Company will not have prepared financial statements by May 15, 2002 - the filing deadline for its Quarterly Report on Form 10-Q for the three months ended March 31, 2002 - that reflect the consolidation necessitated by the exchange of shares that occurred on May 14, 2002. The Company expects to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2002 no later than May 20, 2002.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/94)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Frederick G. Westerman III        303                220-6647
      (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting net income for the three months ended March 31, 2002, in contrast to the net loss it reported for the corresponding period in the prior year. The net income for the three months ended March 31, 2002 is due primarily to an extraordinary gain of approximately $1.6 billion (net of related income taxes) that resulted from a discharge of indebtedness for consolidated financial reporting purposes due to the Company's acquisition of certain subsidiary indebtedness at a substantial discount to their accreted value in connection with the merger transaction that closed on January 30, 2002. This transaction is more fully described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.


                              UnitedGlobalCom, Inc.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


     Date: May 15, 2002                 By /s/ Frederick G. Westerman III
                                           Chief Financial Officer


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION_____________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).